Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of StoneBridge Acquisition Corporation (“the Company”) on Amendment No. 3 to Form S-1, File No. 333-253641, of our report dated February 26, 2021, except for Note 7 as to which the date is May 17, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of StoneBridge Acquisition Corporation as of February 17, 2021 and for the period from February 2, 2021 (inception) through February 17, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

May 17, 2021